SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Electronics Powerhouse Moves Agents to NICE inContact CXone, Dated April 04, 2018.
99.2 NICE Enables Enterprises to Enter the Automation Economy Via First of its Kind 'Robotic Process Automation for Dummies' Book, Dated April 05, 2018.
99.3 NICE inContact CXone Expands Artificial Intelligence Apps with Omilia, Dated April 10, 2018.
99.4 NICE to Host Global Thought Leadership Webinar Series Discussing Top of Mind Topics Featuring Leading Industry Analysts, Dated April 10, 2018.
99.5 NICE inContact CXone Named 'Winner' in Three 2018 CRM Service Award Categories Further Strengthening Its Leadership as the Number One Enterprise Cloud Customer Service Platform, Dated April 11, 2018.
99.6 NICE Actimize Enhances Sales Practices & Suitability Solution with Open Analytics for Daily Account Reviews, Dated April 12m 2018.
99.7 NICE Actimize Enhances Its Markets Surveillance Solution to Help Firms Comply with MiFID II Microsecond Requirement for High Frequency Trading, Dated April 17, 2018.
99.8 Crèdit Andorrà Financial Group Selects NICE Actimize to Strengthen its Global Anti-Money Laundering Solutions Strategy, Dated April 23, 2018.
99.9 NICE inContact CXone Spring 2018 Release Introduces New Omnichannel Customer Experience Insights, Enhanced Workforce Collaboration and Elevated Omnichannel Customer Experiences, Dated April 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. By: /s/ Tali Mirsky Name: Tali Mirsky Title: Corp. VP, General Counsel Dated: May 8, 2018

EXHIBIT INDEX

99.1 Electronics Powerhouse Moves Agents to NICE inContact CXone, Dated April 04, 2018.
99.2 NICE Enables Enterprises to Enter the Automation Economy Via First of its Kind 'Robotic Process Automation for Dummies' Book, Dated April 05, 2018.
99.3 NICE inContact CXone Expands Artificial Intelligence Apps with Omilia, Dated April 10, 2018.
99.4 NICE to Host Global Thought Leadership Webinar Series Discussing Top of Mind Topics Featuring Leading Industry Analysts, Dated April 10, 2018.
99.5 NICE inContact CXone Named 'Winner' in Three 2018 CRM Service Award Categories Further Strengthening Its Leadership as the Number One Enterprise Cloud Customer Service Platform, Dated April 11, 2018.
99.6 NICE Actimize Enhances Sales Practices & Suitability Solution with Open Analytics for Daily Account Reviews, Dated April 12m 2018.
99.7 NICE Actimize Enhances Its Markets Surveillance Solution to Help Firms Comply with MiFID II Microsecond Requirement for High Frequency Trading, Dated April 17, 2018.
99.8 Crèdit Andorrà Financial Group Selects NICE Actimize to Strengthen its Global Anti-Money Laundering Solutions Strategy, Dated April 23, 2018.
99.9 NICE inContact CXone Spring 2018 Release Introduces New Omnichannel Customer Experience Insights, Enhanced Workforce Collaboration and Elevated Omnichannel Customer Experiences, Dated April 30, 2018.